

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

> **Re: PPL Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-11459**

Dear Mr. Spence:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Combined Notes to Financial Statements, page 245

Note 1 - Summary of Significant Accounting Policies, page 245
Revenue Recognition, page 250

1. Please tell us your basis in GAAP for recording under recoveries on WPD in the next regulatory year while providing for under recoveries in the period incurred. In this regard, we assume the following regulatory year is the period you actually bill and collect under recoveries. If you view under recoveries as a contingent gain, please explain in detail the contingency. Please also advise whether the same contingencies would equally apply to over recoveries. Please be detailed in your response including a description of how the over/under recovery mechanism operates.

William H. Spence
PPL Corporation
April 30, 2013
Page 2

Long-Lived and Intangible Assets, page 255
Asset Impairment (Excluding Investments), page 257

2. We note that in 2011 you allocated $996 million of acquired goodwill to the Kentucky
    Regulated segment ($662 million) and the Kentucky Supply Segment ($334 million). You
    state that upon the acquisition of LKE, goodwill was recorded entirely at LG&E and KU, but
    was assigned for impairment testing by PPL to its reporting units expected to benefit from
    the acquisition. Please tell us your basis in GAAP for recording goodwill in one reporting
    unit but testing it for impairment in a different one as opposed to recording the actual
    goodwill in the segment to which it is being evaluated for impairment. Please also tell us the
    anticipated treatment of goodwill in the event the reporting unit to which goodwill was
    recorded is disposed of. With respect to allocation of goodwill outside of the segments
    contained in the LKE acquisition, please supplementally explain to us in detail the synergistic
    benefit attributed to the overall de-risking of the PPL portfolio which enhanced PPL Energy
    Supply's credit profile. Please explain how you quantified such benefit for purposes of
    allocating goodwill for impairment testing. Please tell us whether the synergistic benefits
    continue to be realized by PPL Energy Supply and if not or they change, how this will affect
    how you test goodwill for impairment.

Note 2 – Segment and Related Information, page 261

3. You disclose the UK Regulated segment primarily consists of regulated electric distribution
    operations in the U.K. and includes operations of WPD Midlands since April 1, 2011. We
    assume the UK Regulated segment also includes PPL Global, which was spun off from PPL
    Energy Supply in January 2011 and appears to be retroactively reflected in the UK Regulated
    segment. Please tell us how PPL Global's investment in UK electric operations arose. If by
    purchase, please tell us how any associated goodwill is evaluated for impairment including
    whether the UK Regulated segment contains two components and if so whether and why they
    were aggregated.

Note 5 – Income and Other Taxes, page 266

4. There appears to be a general industry practice of disclosing to which deferred tax assets a
    valuation allowance relates. Please tell us what consideration you have given to disclosing
    this information and how you reached your conclusion.

Note 6 – Utility Rate Regulation, page 280
Regulatory Matters, page 285
Storm Costs, page 288

5. You disclose that during 2012, PPL Electric incurred $81 million in storm-related restoration
    costs, but only $18.25 million was probable for insurance recoveries and $28 million was
    recorded as a regulatory asset and approved for deferral. Please tell us, with a view toward
    disclosure, why the total amount of storm costs was not provided for in rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James "Jim" Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Vincent Sorgi, Vice President and Controller